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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 3

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           MONARCH DENTAL CORPORATION

  ------------------------------------------------------------------------------
                                (Name of Issuer)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
  ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   609044 10 2
                                   -----------
                                 (CUSIP Number)

                                 BRUCE GALLOWAY
                           1325 AVENUE OF THE AMERICAS
                                   26TH FLOOR
                            NEW YORK, NEW YORK 10019

  ------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  JUNE 26, 2002
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

----------------------------------------------------------                      -----------------------------------------------
CUSIP NO.  609044 10 2                                                           PAGE 2 OF 7 PAGES
---------- --------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BRUCE GALLOWAY  (FOR AND ON BEHALF OF ACCOUNTS OVER WHICH HE HAS CONTROL)

---------- --------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)

                                                                                                                          (b) X

           --------------------------------------------------------------------------------------------------------------------

---------- --------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF

---------- --------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)

---------- --------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

------------------------- ------ ----------------------------------------------------------------------------------------------
        NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
      OWNED BY EACH               138,999
       REPORTING
      PERSON WITH
                          ------ ----------------------------------------------------------------------------------------------
                            8    SHARED VOTING POWER

                          ------ ----------------------------------------------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                 138,999
                          ------ ----------------------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

---------- --------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           138,999
---------- --------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---------- --------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           6.4%
---------- --------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- --------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*


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                                                               Page 3 of 7 Pages

ITEM 1.           SECURITY AND ISSUER.
                  --------------------

         This statement relates to the common stock, par value $.01 per share ("Common Stock") of Monarch Dental Corporation (the "Issuer"). The address of the Issuer's principal executive office is Tollway Plaza II, 15950 North Dallas Parkway, Suite 825, Dallas, Texas 75248.

ITEM 2.           IDENTITY AND BACKGROUND.
                  ------------------------

         (a)-(c), (f) This statement is being filed by Bruce Galloway, a citizen of the United States. Mr. Galloway is a managing director of Burnham Securities, an investment management firm. Mr. Galloway through Burnham Securities holds the Common Stock of the Issuer in various accounts under his management and control. The principal business address for Mr. Galloway is 1325 Avenue of the Americas, 26th floor, New York, New York 10019.

         (d)(e) During the last five years, Mr. Galloway has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  --------------------------------------------------

         Not applicable.

ITEM 4.           PURPOSE OF TRANSACTION.
                  -----------------------

         On June 26, 2002, Mr. Galloway delivered a letter to the Issuer which letter is attached hereto as Exhibit 1 and is incorporated herein in its entirety. Furthermore, Mr. Galloway will continue to monitor developments at the Issuer on a continuing basis and communicate with members of management and the Board of Directors of the Issuer, other shareholders or potential shareholders of the Issuer and lenders or potential lenders of the Issuer, concerning matters related to the Issuer.

         In addition, an informal arrangement may be deemed to exist between the Reporting Person and Fred Knoll. Mr. Knoll, as the principal of Knoll Capital Management LP, is the investment manager for Europa International, Inc. ("Europa"). As of June 26, 2002, Mr. Knoll, for and on behalf of Europa, has purchased an aggregate of 294,600 shares of the Issuer's Common Stock, representing approximately 13.6% of the total class. Although there is no agreement between Messrs. Knoll and Galloway relating to the Issuer's securities, including any agreement with respect to the holding, disposing or voting of such securities, Mr. Knoll, together with Mr. Galloway, may seek to have discussions with management or the Issuer's lenders regarding the transactions enumerated above and Messrs. Knoll and Galloway may determine to correlate their activities with respect to their investment in the Issuer.




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                                                               Page 4 of 7 Pages


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  -------------------------------------

(a) As of the date of this filing, Mr. Galloway is the beneficial owner of an aggregate of 138,999 shares of Common Stock, representing approximately 6.4% of the total class. The number and percentage of shares does not include, and Mr. Galloway disclaims beneficial ownership of, the 8,500 shares of Common Stock owned by Mr. Galloway's parents.

(b) Mr. Galloway has the sole power to vote or direct the vote and dispose or direct the disposition of 138,999 shares of Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                  ------------------------------------------------------------

None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  ---------------------------------

Exhibit 1. Letter to the Issuer, dated June 26, 2002.


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                                                               Page 5 of 7 Pages

                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 27, 2002

                                               /s/ Bruce Galloway
                                               ------------------------------
                                               Bruce Galloway, individually










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                                                               Page 6 of 7 Pages


                                 BRUCE GALLOWAY
                      1325 AVENUE OF THE AMERICAS, 26TH FL
                               NEW YORK, NY 10019



                                  June 26, 2002




BY FACSIMILE &
OVERNIGHT MAIL


W. Barger Tygart, Chairman
Monarch Dental, Inc.
Tollway Plaza II
15950 N. Dallas Parkway, Suite 825
Dallas, TX 75248


Dear Barger:


I would like to follow up on my letter dated May 24, 2002.

You have spent a great deal of management time and corporate resources pursuing possible transactions and I hope you are seriously listening to what I have to say and suggest with regard to the restructuring of Monarch. As an investor in numerous healthcare companies over the past 22 years, I am anxious to hear the results of the so-called "examination of strategic alternatives" conducted by you and your advisors, mainly, Banc of America Securities.

I have conducted a review of the loan documents and other available information, and it would appear as though Monarch is close to complying with its EBITDA and net-worth covenants. If Monarch had NOT sold the Wisconsin practices, it would probably be in compliance with these covenants. Why has Banc of America Securities advised you to sell practices for the benefit of the senior lenders, namely, Banc of America, rather than improve EBITDA and cash-flow to enable Monarch to comply with its financial covenants?

Yesterday a press release announced that Birner Dental Management Services, Inc. (NASDAQ: BDMS) received an unsolicited offer at $12/share, which valued the company at 6.5x last year's and 5.8x this year's projected EBITDA. Birner's management rejected this offer since it is "significantly less than a fair price, based on internal analysis of other publicly traded dental practice management companies and other health care companies." If the management of Monarch could resolve the issues with its banks as I have urged for many months, and get "back on track", based on the multiples of the Birner offer above, the stock of Monarch should trade at around $20/share, which is based on $18 million of this year's projected EBITDA and $1.50/share in earnings.

I have heard that dentists at Monarch are not renewing their management contract due to management's inability to deal with the banks and restructure the Company and the pending showdown with the banks. Thus, Monarch's ineffectiveness in dealing with its banks is causing the business of Monarch to possibly deteriorate, which ultimately has an adverse effect on all of Monarch's shareholders.

As the second largest outside shareholder of Monarch, my personal investment in Monarch is significantly larger than that of the entire board of directors and management, except for Warren Melamed. That being said, I believe that the interests of the shareholders requires you and the Special Committee to listen to my suggestions and act on them in an appropriate manner.

As I stated in my previous letter, I am opposed to any sales of practices and other corporate assets without a clear plan for Monarch that will benefit the equity shareholders.

Furthermore, I have retained counsel and I am prepared to protect my investment.


                                     Very truly yours,

                                     /s/Bruce Galloway




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                                                               Page 7 of 7 Pages

                                     Bruce Galloway

cc:      Allan S. Huston, Director (member of Special Committee)
         John E. Maupin, Jr., Director (member of Special Committee) Glenn E. Hemmerle, Director (member of Special Committee) Warren Melamed, Director
         Carla Addy, Bank of America, N.A.
         Christopher Miller, Fleet Bank, N.A.
         John P. McMahon, Rabobank Nederland